June 15, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Nordic Investment Bank Registration Statement No. 333-203363 on Schedule B

Ladies and Gentlemen:

We wish to advise you that we hereby join with Nordic Investment Bank’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 16, 2015 at 9:00 A.M. Eastern Daylight Time or as soon as practicable thereafter.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden, Jr. Name: Jack D. McSpadden, Jr. Title: Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene Name: Adam T. Greene Title: Vice President